

December 14, 2010

By U.S. Mail

Mr. David R. Koos
Chief Executive Officer
Entest Biomedical, Inc.
4700 Spring Street, Suite 203
La Mesa, California 91942

Re: Form 10-K for the Fiscal Year Ended August 31, 2010
Filed November 16, 2010
File No. 333-154989

Dear Mr. Koos:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Report of Independent Registered Public Accounting Firm, page 11

>   We note the "except for" language in the second paragraph regarding compliance with the standards of the Public Company Accounting Oversight Board. PCAOB Rule 3100 requires registered firms to comply with all PCAOB auditing and related practice standards. As such, please amend your Form 10-K to provide a report that complies with PCAOB Standard No. 1.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at 202-551-3394 or Ryan Milne at 202-551-3688 if you have questions regarding these comments and related matters. Please contact me at 202-551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services